                           COVERAGE PROTECTION BENEFIT

This rider is made part of the policy to which it is attached if "Coverage Protection Benefit" is shown in the Policy Specifications.

COVERAGE PROTECTION. The policy will not lapse as long as the Coverage Protection Value is greater than zero. The Coverage Protection Value is a reference value equal to what the Net Accumulation Value would have been if calculated using:

1. the reference factors from the "Table of Coverage Protection Factors" (attached to this rider) as the cost of insurance rates;

2. the current expense charges from the schedule of "Expense Charges and Fees" as of the Date of Issue as the expense charges and fees; and

3. an increase or decrease as determined in the Investment Adjustment provision below in lieu of any increase or decrease as a result of actual market performance in the Variable Sub-Accounts or interest credited under the Fixed Account.

The Coverage Protection Value is a reference value only and is not used in determining the actual Net Accumulation Value or death benefit provided by this contract. The Coverage Protection Value may become less than zero. If the Coverage Protection Value is less than or equal to zero, the policy may lapse as provided by the "Policy Lapse and Grace Period" provision of the policy.

Lincoln Life reserves the right to issue a new "Table of Coverage Protection Factors" with respect to any increase in Specified Amount. The new table will apply to the increase for purposes of determining the Coverage Protection Value.

TERMINATION. This rider and all rights provided under it will terminate automatically and cannot be reinstated upon whichever of the following occurs first: (a) the Insured becomes or would have become age 100, (b) the policy has lapsed, or (c) surrender or other termination of coverage.

POLICY PROVISIONS. Except as provided above, this rider is subject to all the terms of the policy.

EFFECTIVE DATE. This rider becomes effective as of its date of issue, which is the Date of Issue of the policy provided the initial policy premium has been paid.

INVESTMENT ADJUSTMENT. Each Valuation Day, the Coverage Protection Value of the preceding Valuation Day or at Date of Coverage will be multiplied by a factor to reflect an investment gain or loss for the Valuation Period. The adjustment will be made each Valuation Day immediately before any Policy Transactions, as described below. This factor is the ratio of (A/B) minus 1, where:

     A = Net Accumulation Value at the time of the adjustment (before any Policy Transactions are applied for that Valuation Period, but immediately after Fixed Account interest is credited), and

     B = Net Accumulation Value at the time of the previous adjustment (or at Date of Coverage), but after any Policy Transactions are applied for that Valuation Period.

However, the Investment Adjustment factor will be different under the following circumstances:

1. If the Net Accumulation Value at the time of the previous adjustment is zero or negative while the Coverage Protection Value is positive, the Investment Adjustment factor will be compounded at a daily rate of 0.010746% (equivalent to a compounded annual rate of 4%);

2. if the Coverage Protection Value at the time of the previous adjustment is zero or negative while the Net Accumulation Value is positive, there is no Investment Adjustment.

POLICY TRANSACTIONS. Policy Transactions are any transactions not directly related to an increase or decrease as a result of actual market performance in the Variable Sub-Accounts or interest credited under the Fixed Account. These include monthly deductions, partial surrenders, fees, premium payments, loans, loan repayments, and any loan account interest charged or credited.

                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LR656                                                                     Page 1

                      TABLE OF COVERAGE PROTECTION FACTORS

                           (MONTHLY RATES PER $1,000)

SPECIAL NOTE:     The monthly reference factors are based on the issue age
                  (nearest birthday) and Premium Class of the person insured. In determining the cost of insurance used in the calculation of the Coverage Protection Values, the Company will add the amount of the Flat Extra Monthly Insurance Cost, if any, shown in the Policy Specifications. If the person insured is in a rated premium class, the Coverage Protection Rates will be those in the table multiplied by the Risk Factor, if any, shown below. These factors are not used in calculating the actual cash values or death benefit provided under the policy.

                        MONTHLY                                 MONTHLY                                MONTHLY
     DURATION             RATE                DURATION           RATE                DURATION            RATE
------------------- -----------------     ----------------- ----------------      ---------------- -----------------
          1             0.00006                   2             0.00020                   3            0.00036
          4             0.00057                   5             0.00083                   6            0.00114
          7             0.00152                   8             0.00198                   9            0.00251
         10             0.00315                  11             0.00496                  12            0.00742
         13             0.00938                  14             0.01155                  15            0.01379

         16             0.01647                  17             0.01926                  18            0.02128
         19             0.02307                  20             0.02508                  21            0.02733
         22             0.02964                  23             0.03344                  24            0.03775
         25             0.04339                  26             0.04998                  27            0.05811
         28             0.06782                  29             0.07950                  30            0.09363

         31             0.11022                  32             0.13169                  33            0.15706
         34             0.18675                  35             0.22214                  36            0.26452
         37             0.31673                  38             0.38175                  39            0.46270
         40             0.57191                  41             0.91301                  42            1.24861
         43             1.59944                  44             2.13037                  45            2.80167

         46             3.49937                  47             4.30126                  48            5.10333
         49             6.02255                  50             7.01142                  51            8.04640
         52             9.17131                  53            10.37404                  54           11.64082
         55            12.95403                  56            13.83733                  57           14.27080
         58            14.66497                  59            15.03983                  60           15.40407

         61            16.46584                  62            17.59396                  63           18.78172
         64            19.00999                  65            19.22549                  66           19.43231
         67            19.47227                  68            19.50573                  69           19.53418



LR656                                 NW-U                               Page 2